

October 5, 2012

<u>Via E-mail</u>
Mr. Curt Stefan Carlsson
Chief Financial Officer
PT Indosat Tbk
Indosat Building
Jalan Medan Merdeka Barat No.21
Jakarta 10110—Indonesia

      RE: **PT Indosat Tbk**
              Form 20-F for Fiscal Year Ended December 31, 2011
              Filed April 30, 2012
              File No. 001-13330

Dear Mr. Carlsson:

We have reviewed your supplemental response letter dated September 10, 2012 as well as your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for fiscal year ended December 31, 2011</u>

<u>6. Taxes Receivable, page F-51</u>

1. We note your response to prior comment 8 from our letter dated August 23, 2012. It appears that the amounts that you have recognized as a tax receivable from the taxing authority are uncertain tax positions. We believe that paragraph 46 of IAS 12 requires that the amount recognized as an asset is the amount that you expect to recover from the taxing authorities. In this regard, we note that for all of the uncertain tax positions described in your response, you have recognized a tax receivable for the full amount challenged by the tax authority. In this regard, tell us in detail how you concluded that it is probable that you will recover the full amount of the uncertain tax positions described

in your response. Also, tell us whether you considered the uncertain tax positions at the level of the individual uncertainty, group of related tax uncertainties, or at the level of the total tax liability to each taxing authority.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Advisor, at (202) 551-3359 or Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director